SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                       Amendment No. 1 to
                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 291

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                                  CHAPMAN & CUTLER
                                                  Attention: Eric F. Fess
                                                  111 West Monroe Street
                                                  Chicago, Illinois  60606

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                             FT 291

                      Cross-Reference Sheet


         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

           FORM N-8B-2                        FORM S-6
           ITEM NUMBER                  HEADING IN PROSPECTUS

            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                 Prospectus front cover
     (b)  Title of securities issued    Summary of Essential
                                        Information

2.        Name and address of each      Information as to
          depositor                     Sponsor, Trustee and
                                        Evaluator

3.        Name and address of           Information as to
          trustee                       Sponsor, Trustee and
                                        Evaluator

4.        Name and address of           Underwriting
          principal underwriters

5.        State of organization         The FT Series
          of trust

6.        Execution and termination     The FT Series; Other
          of trust agreement            Information

7.        Changes of name                    *

8.        Fiscal Year                        *

9.        Litigation                         *

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer          Rights of Unit Holders
          securities

     (b)  Cumulative or distributive
          securities                    The FT Series

     (c)  Redemption                    Rights of Unit Holders

     (d)  Conversion, transfer, etc.    Rights of Unit Holders

     (e)  Periodic payment plan
          certificates                       *

     (f)  Voting rights                 Rights of Unit Holders;
                                        Other Information

     (g)  Notice of certificate-        Rights of Unit Holders;
          holders                       Other Information

     (h)  Consents required             Rights of Unit Holders;
                                        Other Information

     (i)  Other provisions              The FT Series

11.  Types of securities comprising     The FT Series

12.       Certain information
          regarding periodic payment
          plan certificates                  *

13.  (a)  Load, fees, expenses, etc.    Summary of Essential
                                        Information; Public
                                        Offering; The FT Series

     (b)  Certain information
          regarding periodic payment
          plan certificates                  *

     (c)  Certain percentages           Summary of Essential
                                        Information; The FT
                                        Series; Public Offering

     (d)  Difference in price offered   Public Offering
          for any class of transactions
          to any class or group of
          individuals

     (e)  Certain other load fees,      Rights of Unit Holders
          expenses, etc. payable by
          holders

     (f)  Certain profits receivable    The FT Series
          by depositor, principal
          underwriters, trustee or
          affiliated persons

     (g)  Ratio of annual charges to
          income                             *

14.       Issuance of trust's           Rights of Unit Holders
          securities

15.       Receipt and handling of
          payments from purchasers           *

16.       Acquisition and disposition
          of underlying securities      The FT Series; Rights of
                                        Unit Holders

17.       Withdrawal or redemption      The FT Series; Public
                                        Offering; Rights of Unit
                                        Holders

18.  (a)  Receipt, custody and
          disposition of income         Rights of Unit Holders

     (b)  Reinvestment of
          distributions                 Rights of Unit Holders

     (c)  Reserves or special funds     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (d)  Schedule of distributions          *

19.       Records, accounts and
          reports                       Rights of Unit Holders

20.       Certain miscellaneous
          provisions of trust
          agreement

     (a)  Amendment                     Other Information

     (b)  Termination                   Other Information

     (c)  and (d) Trustee, removal and
          successor                     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (e)  and (f) Depositor, removal    Information as to
          and successor                 Sponsor, Trustee and
                                        Evaluator

21.       Loans to security holders          *

22.       Limitations on liability      The FT Series;
                                        Information as to
                                        Sponsor, Trustee and
                                        Evaluator

23.       Bonding arrangements          Contents of Registration
                                        Statement

24.       Other material provisions
          of trust agreement                 *

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.       Organization of depositor     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

26.       Fees received by depositor         *

27.       Business of depositor         Information as to
                                        Sponsor, Trustee and
                                        Evaluator

28.       Certain information as to          *
          officials and affiliated
          persons of depositor

29.       Voting securities of               *
          depositor

30.       Persons controlling                *
          depositor

31.       Payment by depositor for           *
          certain services rendered
          to trust

32.       Payment by depositor for           *
          certain other services
          rendered to trust

33.       Remuneration of other              *
          persons for certain
          services rendered to trust

34.       Remuneration of other              *
          persons for certain services
          rendered to trust

                IV.  DISTRIBUTION AND REDEMPTION

35.       Distribution of trust's
          securities by states          Public Offering

36.       Suspension of sales of
          trust's securities                 *

37.       Revocation of authority
          to distribute                      *

38.  (a)  Method of distribution        Public Offering

     (b)  Underwriting agreements       Public Offering;
                                        Underwriting

     (c)  Selling agreements            Public Offering

39.  (a)  Organization of principal     Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  N.A.S.D. membership of        Information as to
          principal underwriters        Sponsor, Trustee and
                                        Evaluator

40.       Certain fee received by       See Items 13(a) and 13(e)
          principal underwriters

41.  (a)  Business of principal         Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  Branch offices of
          principal underwriters             *

     (c)  Salesmen of principal
          underwriters                       *

42.       Ownership of trust's
          securities by certain
          persons                            *

43.       Certain brokerage
          commissions received
          by principal underwriters          *

44.  (a)  Method of valuation           Summary of Essential
                                        Information; The FT
                                        Series; Public Offering

     (b)  Schedule as to offering
          price                              *

     (c)  Variation in offering         Public Offering
          price to certain persons

45.       Suspension of redemption
          rights                             *

46.  (a)  Redemption Valuation          Rights of Unit Holders

     (b)  Schedule as to redemption
          price                              *

47.       Maintenance of position       Public Offering; Rights
          in underlying securities      of Unit Holders

       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.       Organization and regulation   Information as to
          of trustee                    Sponsor, Trustee and
                                        Evaluator

49.       Fees and expenses of trustee  The FT Series

50.       Trustee's lien                The FT Series

     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OR
                           SECURITIES

51.       Insurance of holders of            *
          trust's securities

                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust           The FT Series; Rights
          agreement with respect        of Unit Holders
          to selection or elimination
          of underlying securities

     (b)  Transactions involving
          elimination of underlying
          securities                         *

     (c)  Policy regarding              The FT Series; Rights
          substitution or elimination   of Unit Holders
          of underlying securities

     (d)  Fundamental policy not
          otherwise covered                  *

53.       Tax status of Trust           The FT Series

          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.       Trust's securities during
          last ten years                     *

55.       Certain information regarding
          periodic payment plan
          certificates

56.       Certain information regarding
          periodic payment plan
          certificates

57.       Certain information regarding      *
          periodic payment plan
          certificates

58.       Certain information regarding
          periodic payment plan
          certificates

59.       Financial statements          Report of Independent
          (Instruction 1(b) to          Auditors; Statement of
          Form S-6)                     Net Assets





__________________________
*    Inapplicable, answer negative or not required.


              SUBJECT TO COMPLETION, DATED SEPTEMBER 22, 1998
                         AS AMENDED OCTOBER 6, 1998

             America's Leading Brands Growth Trust, Series 4
                Auto & Transportation Growth Trust Series
                  Communications Growth Trust, Series 3
                     Internet Growth Trust, Series 5
              Regional Bank & Thrift Growth Trust, Series 2

The Trusts. FT 291 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts" and individually as a "Trust."

The objective of each Trust is to provide for potential capital appreciation by investing the Trust's portfolio in common stocks (the "Equity Securities") of companies represented by each Trust's specific sector or investment focus. See "Schedule of Investments" for each Trust. Each Trust has a mandatory termination date ("Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information" for each Trust. There is, of course, no guarantee that the objective of the Trusts will be achieved.

Each Unit of a Trust represents an undivided fractional interest in all the Equity Securities deposited in such Trust. The Equity Securities deposited in each Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See "Portfolio."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trusts. Such deposits of additional Equity Securities will be done in such a manner that the original proportionate relationship amongst the individual issues of the Equity Securities in each Trust shall be maintained. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in the Trusts on the Initial, or any subsequent, Date of Deposit. See "What is the FT Series?" and "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?"

Public Offering Price. The Public Offering Price per Unit of each Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus an initial sales charge equal to the difference between the maximum sales charge of ___% of the Public

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                   First Trust (registered trademark)
                             1-800-621-9533

            The date of this Prospectus is ____________, 1998

Page 1

Offering Price and the maximum remaining deferred sales charge, initially $____ per Unit. Commencing on ______, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through ______, 1999, a deferred sales charge of $____ will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be ___% of the Public Offering Price (equivalent to ___% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account of a Trust is included in the Public Offering Price. In addition, a portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. The organizational and offering costs will be deducted from the assets of each Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit for a Trust will not include deferred payments, but will instead include only a one-time initial sales charge of ___% of the Public Offering Price (equivalent to ____% of the net amount invested), which will be reduced by 1/2 of 1% on each ________, commencing ______, 1999 to a minimum sales charge of ____%. The minimum amount which an investor may purchase of a Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans). The sales charge of a Trust is reduced on a graduated scale for sales involving at least $50,000. See "Public Offering-How is the Public Offering Price Determined?"

UNITS OF THE TRUSTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by a Trust, net of expenses of such Trust, will be paid on the Distribution Date to Unit holders of record on the Record Date as set forth in the "Summary of Essential Information" for each Trust. Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the respective Trust. See "What is the Federal Tax Status of Unit Holders?" Unit holders may elect to have distributions of income or capital, or both, reinvested into additional Units of the Trust subject only to any remaining deferred sales charge. Additionally, upon termination of the Trusts, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his or her pro rata share of a Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. After the initial offering period, while under no obligation to do so, the Sponsor intends to maintain a market for Units of the Trusts and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in such Trusts (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Equity Securities in the Trusts (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of a Trust. A Unit holder tendering 1,000 Units or more of a Trust for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) (an "In-Kind Distribution")


Page 2


in lieu of payment in cash. See "Rights of Unit Holders-How May Units be Redeemed?" Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time. See "Rights of Unit Holders-How May Units be Redeemed?"

Termination. Commencing no later than the Mandatory Termination Date, Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of any termination of the Trusts to Unit holders which will specify when Unit holders may surrender their certificates for cancellation and will include with such notice a form to enable Unit holders to elect an In-Kind Distribution if such Unit holder owns at least 1,000 Units of a Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution within a reasonable time after a Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?"

Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, changes in interest rates and economic recession. Volatility in the market price of the Equity Securities in a Trust also changes the value of the Units of the Trusts. Unit holders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for the Units. The Trusts' portfolios are not managed and Equity Securities will not be sold by the Trusts regardless of market fluctuations, although certain Equity Securities may be sold under certain limited circumstances. For further information concerning these risk factors as well as a discussion of additional risks specific to each Trust, see "What are the Equity Securities?-Risk Factors."


Page 3
                                         Summary of Essential Information
                At the Opening of Business on the Initial Date of Deposit
                              of the Equity Securities-____________, 1998

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.


                                                                           America's
                                                                           Leading          Transportation   Communications
                                                                           Brands Growth    Growth Trust     Growth Trust
General Information                                                        Trust, Series 4  Series           Series 3
                                                                           _______________  ______________   ______________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                    1/               1/               1/
Public Offering Price:
    Aggregate Offering Price Evaluation of Equity Securities
       in Portfolio (2)                                                    $                $                $
    Aggregate Offering Price Evaluation of Equity Securities per Unit      $                $                $
    Maximum Sales Charge of ___% of the Public Offering Price
      per Unit (___% of the net amount invested, exclusive
      of the deferred sales charge) (3)                                    $                $                $
    Less Deferred Sales Charge per Unit                                    $(    )          $(    )          $(    )
Public Offering Price per Unit (3)                                         $                $                $
Sponsor's Initial Repurchase Price per Unit (4)                            $                $                $
Redemption Price per Unit (based on aggregate underlying
   value of Equity Securities less deferred sales charge) (4)              $                $                $
Cash CUSIP Number
Reinvestment CUSIP Number
Security Code
Trustee's Annual Fee per Unit outstanding                                  $                $                $
Evaluator's Annual Fee per Unit outstanding (5)                            $                $                $
Maximum Supervisory Fee per Unit outstanding (6)                           $                $                $
Estimated Organizational and Offering Costs per Unit (7)                   $                $                $


First Settlement Date                         ______, 1998
Mandatory Termination Date                    ______, 2003
Discretionary Liquidation Amount              A Trust may be terminated if the value thereof is less than the lower of
                                              $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                              Trust during the initial offering period.
Income Distribution Record Date               Fifteenth day of each June and December commencing ______, 1998.
Income Distribution Date (8)                  Last day of each June and December commencing ______, 1998.

_____________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period include estimated organizational and offering costs per Unit. After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit per Trust.

(7) Investors will bear all or a portion of the costs incurred in organizing a Trust (including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of a Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses). Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. See "Public Offering" and "Statements of Net Assets."

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

Page 4

                                         Summary of Essential Information
                At the Opening of Business on the Initial Date of Deposit
                              of the Equity Securities-____________, 1998

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.


                                                                                                      Regional
                                                                                 Internet             Bank & Thrift
                                                                                 Growth Trust         Growth Trust
General Information                                                              Series 5             Series 2
                                                                                 ____________         ____________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                             1/                   1/
Public Offering Price:
   Aggregate Offering Price Evaluation of Equity Securities
     in Portfolio (2)                                                            $                    $
   Aggregate Offering Price Evaluation of Equity Securities per Unit             $                    $
   Maximum Sales Charge of ___% of the Public Offering Price per
     Unit (___% of the net amount invested, exclusive
       of the deferred sales charge) (3)                                         $                    $
   Less Deferred Sales Charge per Unit                                           $(    )              $(    )
Public Offering Price per Unit (3)                                               $                    $
Sponsor's Initial Repurchase Price per Unit (4)                                  $                    $
Redemption Price per Unit (based on aggregate underlying
  value of Equity Securities less deferred sales charge) (4)                     $                    $
Cash CUSIP Number
Reinvestment CUSIP Number
Security Code
Trustee's Annual Fee per Unit outstanding                                        $                    $
Evaluator's Annual Fee per Unit outstanding (5)                                  $                    $
Maximum Supervisory Fee per Unit outstanding (6)                                 $                    $
Estimated Organizational and Offering Costs per Unit (7)                         $                    $


First Settlement Date                       ______, 1998
Mandatory Termination Date                  ______, 2003
Discretionary Liquidation Amount            A Trust may be terminated if the value thereof is less than the lower of
                                            $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                            Trust during the initial offering period.
Income Distribution Record Date             Fifteenth day of each June and December commencing ______, 1998.
Income Distribution Date (8)                Last day of each June and December commencing ______, 1998.

______________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period include estimated organizational and offering costs per Unit. After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit per Trust.

(7) Each Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing Investors will bear all or a portion of the costs incurred in organizing a Trust (including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of a Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses). Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. See "Public Offering" and "Statements of Net Assets."

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

Page 5
                               FEE TABLES

These Fee Tables are intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" Although the Trusts have a term of approximately five years and are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees.


                                                                    America's Leading     Auto &                Communications
                                                                    Brands Growth         Transportation        Growth trust
                                                                    Trust, Series 4       Growth Trust Series   Trust, Series 3
                                                                    _________________     ___________________   _______________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                       %(a)          $        %(a)           $       %(a)       $
Deferred sales charge
  (as a percentage of public offering price)                       %(b)                   %(b)                   %(b)
                                                                   ____          ___      ___            ___     ___        ___
                                                                   %             $        %              $       %          $
                                                                   ===           ===      ===            ===     ===        ===

Maximum Sales Charge imposed on Reinvested Dividends               %(c)          $        %(c)           $       %(c)       $
                                                                   ===           ===      ===            ===     ===        ===

Organizational and Offering Costs
Estimated Organizational and Offering Costs
   (as a percentage of public offering price)                      %(d)          $        %(d)           $       %(d)       $
                                                                   ===           ===      ===            ===     ===        ===
Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                      %            $         %              $       %          $
  Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                           %                      %                      %
Other operating expenses                                           %                      %                      %
                                                                  ___           ___      ___             ___     ___        ___
  Total                                                            %            $         %              $       %          $
                                                                  ===           ===      ===             ===     ===        ===


                                                                 Internet Growth Trust        Regional Bank & Thrift
                                                                 Series 5                     Growth Trust, Series 2
                                                                 _____________________        ______________________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
  (as a percentage of public offering price)                       %(a)           $           %(a)             $
Deferred sales charge
  (as a percentage of public offering price)                       %(b)                       %(b)
                                                                   ___            ___         ___              ___
                                                                   %              $           %                $
                                                                   ===            ===         ===              ===

Maximum Sales Charge imposed on Reinvested Dividends               %(c)           $           %(c)             $

Organizational and Offering Costs
Estimated Organizational and Offering Costs
   (as a percentage of public offering price)                      %(d)           $           %(d)             $
                                                                   ===           ===          ===              ===
Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                      %              $           %                $
  Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                           %                          %
Other operating expenses                                           %                          %
                                                                   ___            ___         ___              ___
  Total                                                            %              $           %                $
                                                                   ===           ===          ===              ===


Page 6

                                                              Examples
                                                              ________

                                                                        CUMULATIVE EXPENSES PAID
                                               America's Leading
                                               Brands Growth                 Auto & Transportation      Communications
                                               Trust, Series 4               Growth Trust Series        Growth Trust, Series 3
                                               _______________________       ______________________     ______________________
                                               1 Year    3 Years   5 Years   1 Year    3 Years  5 Years 1 Year  3 Years 5 Years
An investor would pay the following expenses
on a $1,000 investment, assuming the Trust
has an estimated operating expense ratio of
       % and a 5% annual return on the
investment throughout the periods              $         $         $         $         $        $       $       $       $

                                               Internet Growth Trust                Regional Bank & Thrift
                                               Series 5                             Growth Trust, Series 2
                                               _____________________                _________________________

                                               1 Year    3 Years    5 Years         1 Year     3 Years    5 Years
                                               $          $         $               $          $          $

The examples assume reinvestment of all dividends and distributions and utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.

______________

(a) The Initial Sales Charge is actually the difference between the maximum total sales charge of ___% and the maximum remaining deferred sales charge (initially $____ per Unit) and would exceed 1.0% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $____ per month per Unit, irrespective of purchase or redemption price deducted monthly commencing ______, 1999 through ______, 1999. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than ____%. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the remaining deferred sales charge payments not yet collected.

(c) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unit
Holders-How are Income and Capital Distributed?"

(d) Investors will bear all or a portion of the costs incurred in organizing the Trusts (including costs of preparing the registration statement, the Trust indenture, and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee). Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.


Page 7
             AMERICA'S LEADING BRANDS GROWTH TRUST, SERIES 4
               AUTO & TRANSPORTATION GROWTH TRUST SERIES
                  COMMUNICATIONS GROWTH TRUST, SERIES 3
                     INTERNET GROWTH TRUST, SERIES 5
              REGIONAL BANK & THRIFT GROWTH TRUST, SERIES 2
                                 FT 291

What is the FT Series?

FT 291 is one of a series of investment companies created by the Sponsor under the name of the FT Series, all of which are generally similar, but each of which is separate and is designated by a different series number. The FT Series was previously known as The First Trust Special Situations Trust Series. This Series consists of the underlying separate unit investment trusts set forth above. The Trusts were created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee, and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks (the "Equity Securities"), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in the Trusts, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trusts.

America's Leading Brands Growth Trust, Series 4

The objective of the America's Leading Brands Growth Trust, Series 4 (the "America's Leading Brands Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies considered to be leaders in their industries. See "Schedule of Investments" for the America's Leading Brands Growth Trust.

The Trust consists of a portfolio of companies involved in the consumer goods industry. This type of diversification can help offset risk, although it does not eliminate it entirely. Furthermore, to achieve this type of diversification on your own would require substantial time and capital commitments.

Almost every American is familiar with brand name companies like "Coca-Cola," "Walt Disney," "Gillette" and "McDonald's." They are household names, and their products can be found in almost every home across the country. Increasingly, such companies are becoming household names overseas as well. Many of these companies already have a strong presence in international markets; and they stand to benefit even more from the increasing demands of growing populations, rising standards of living, more relaxed foreign trade agreements, and improved political climates in many countries around the world. In addition, leading brands companies have large advertising budgets, as well as strong research and development areas which enable them to further expand into new markets.

Furthermore, these companies have strong financial positions and market dominance, competitive advantages, skilled management, and essential products and services. Generally, consumer goods companies with these attributes perform strongly, even during uncertain economic times.

 In addition, the Sponsor believes that employing a "buy and hold" philosophy encourages investors to be disciplined and patient while looking at the future prospects of the companies, rather than focusing on short-term performance.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the America's Leading Brands Growth Trust. There is, however, no assurance that the objective of the America's Leading Brands Growth Trust will be achieved.

Auto & Transportation Growth Trust Series

The objective of the Auto & Transportation Growth Trust Series (the "Auto & Transportation Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks issued by companies in the air freight, airlines, motor vehicles, parts and accessories, railroads, and trucking industries.

The auto and transportation industries have undergone significant changes as a result of deregulation, consolidation, cost-cutting and management changes, which allowed the industries to thrive. The Sponsor believes the changes in these industries, combined with attractive valuations and improving fundamentals, have created a unique opportunity for investors seeking above-average growth potential, and the following factors support the Sponsor's positive outlook for companies in the auto and transportation industries:

The companies included in the portfolio trade at attractive price to earnings ratios relative to their future earnings growth prospects.

Companies in this sector may benefit from a strong U.S. economy as well as from the potential for a rebound in overseas countries.

Companies in the auto and transportation industries have enhanced their earnings potential by greatly improving their operating efficiencies through capital investments, cost reductions and a better use of capital.

In general, the Sponsor believes these companies have above-average growth prospects for sales and earnings, established market shares for their products and services, and lower than average debt. In addition, the Sponsor believes that employing a "buy and hold" philosophy encourages investors to be disciplined and patient while looking at the future prospects of the companies, rather than focusing on short-term performance.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Auto & Transportation Growth Trust Series. There is, however, no assurance that the objective of the Auto & Transportation Growth Trust Series will be achieved.

Communications Growth Trust, Series 3

The objective of the Communications Growth Trust, Series 3 (the "Communications Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of communications companies which the Sponsor believes are positioned to take advantage of the convergence of many types of communications around the world. The Communications Growth Trust's portfolio is diversified across domestic and international companies involved in cable tv, computer networking, communications equipment, communications services and wireless communications. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Communications Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research analysts. In general, the Sponsor believes these companies have above-average growth prospects for sales and earnings, established market shares for their services and lower-than-average levels of debt. In addition, the Sponsor believes that employing a "buy and hold" philosophy encourages investors to be disciplined and patient while looking at the future prospects of the companies, rather than focusing on short-term performance.

In the Sponsor's opinion, the communications industry is expected to benefit from the convergence of a variety of industries including entertainment, media and publishing. Companies well-positioned within the communications industry are poised for both increased revenue and earnings growth potential over the next several years. The Telecommunications Act of 1996 broke down many regulatory barriers in the United States, making it possible for companies once precluded from offering multiple communication services to now do so. Cable companies, for instance, can now offer telephone services while telephone companies can offer video services. Increased competition and opportunities will arise as telephone companies are able to offer both long-distance and local services. Foreign markets are opening at a rapid pace. In fact, 69 countries representing more than 90% of world telecommunications revenue recently signed an agreement to move to deregulation and privatization. This worldwide deregulation is likely to accelerate global demand for communications services. Due to the fast pace of technological advances, domestic and global demand for communications services and equipment is increasing. Recent advances, such as wireless phones, fiber optics and the Internet, are allowing businesses, individuals and governments greater access to a variety of communications services at lower costs. This increased access, in turn, is fueling the demand for products from manufacturers of communications equipment and computer networks. In addition, future technological advances will only serve to further reduce communications-related costs and to stimulate demand.

See "Schedule of Investments" and "What are the Equity Securities?-Risk

Factors" for the Communications Growth Trust. There is, however, no assurance that the objective of the Communications Growth Trust will be achieved.

Internet Growth Trust, Series 5

The objective of the Internet Growth Trust, Series 5 (the "Internet Growth Trust") is to provide for the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of U.S.-based companies the Sponsor believes are ideally positioned to take advantage of the rapid growth of the Internet. The portfolio of the Internet Growth Trust is diversified across many related sectors: computer networking, communications equipment, wireless communications and communications services. Diversifying a portfolio helps to offset the risks normally associated with equity investments, although risk cannot be entirely eliminated. This type of diversification provides a convenient, efficient way for the investor to own stocks in a number of companies without considerable time and capital commitments.

In the Sponsor's opinion, the growing numbers of users and web sites along with expanding capabilities make the Internet Growth Trust an attractive investment opportunity. More than 58 million adults are on-line in the United States alone, and the number of on-line users is expected to dramatically increase in the future. In fact, a new computer is added to the Internet approximately every four seconds, and nearly 3,000 new websites are being added every day. Rising standards of living and more disposable income worldwide, combined with faster, more efficient and affordable technology will dramatically expand the potential number of users. In addition, improved security measures are helping to increase the number of consumer transactions over the web. Corporations have made huge strides in the way they conduct business-to-business transactions over the Internet, making it more commercially feasible for the mass market. Business-to-business electronic commerce is anticipated to exceed $20 billion by 2000, up from an estimated $9.5 billion in 1997. Consolidation and mergers among companies involved with the Internet are increasing. Technological improvement like high-speed data and video transmission through cable connections are helping to fuel this growth. Overall, new technologies are accepted more rapidly than ever. In fact, while it took 35 years for one-quarter of U.S. households to own a telephone, the Internet reached the same level of penetration in only seven years. All of these factors lead the Sponsor to believe the companies selected for the portfolio stand to benefit from the combination of increased demand, faster and more efficient services, and more affordable equipment.

The companies selected for the Internet Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. To help reduce risk, the Internet Growth Trust avoids small companies, newly-issued stocks, and stocks with little or no earnings. In general, the Sponsor believes the companies selected have above-average growth prospects for sales and earnings, established market shares for their services, and lower than average debt. In addition, the Sponsor believes that employing a "buy and hold" philosophy encourages investors to be disciplined and patient while looking at the future prospects of the companies, rather than focusing on short-term performance.

The Sponsor believes that the enormous growth potential of the Internet offers a compelling investment opportunity. However, since the Internet is in the early stages of its development and the direction of its evolution is unpredictable, tremendous risks exist. It is important to note that companies engaged in business related to the Internet are subject to fierce competition and their products and services may be subject to rapid obsolescence.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Internet Growth Trust. There is, however, no assurance that the objective of the Internet Growth Trust will be achieved.

Regional Bank & Thrift Growth Trust, Series 2

The objective of the Regional Bank & Thrift Growth Trust, Series 2 (the "Regional Bank & Thrift Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the bank and thrift industry.

Recent changes in interstate banking laws have expanded the industry's ability to consolidate, generating a wave of takeovers and mergers. The Sponsor believes the consolidation activity, along with attractive valuations, and improving fundamentals within the industry, have created a unique opportunity for investors seeking above-average growth potential. The following factors support the Sponsor's positive outlook for companies in the bank and thrift industry:

Despite consistent earnings growth, on average the companies included in the portfolio trade at below-market price to earnings ratios.

Companies in this sector are poised to benefit from strong and improving fundamentals as both businesses and consumers increase their levels of borrowing as a result of low interest rates.

The bank and thrift industry continues to experience significant consolidation as larger institutions acquire smaller banks and thrifts. Therefore, the overall number of banks and thrifts has been steadily declining. The Sponsor believes greater distribution, geographic and product diversification, and less competition in a given market are the primary factors favoring continued consolidation activity. Investors may benefit from takeover premiums if the companies in the Trust are acquired.

In general, the Sponsor believes the companies selected for the Trust have above-average growth prospects for sales and earnings, established market shares for their services, and lower than average debt. In addition, the Sponsor believes that employing a "buy and hold" philosophy encourages investors to be disciplined and patient while looking at the future prospects of the companies, rather than focusing on short-term performance.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Regional Bank & Thrift Growth Trust. There is, however, no assurance that the objective of the Regional Bank & Thrift Growth Trust will be achieved.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in each Trust's portfolio, as set forth under "Schedule of Investments" for each Trust. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may create additional Units in a Trust by depositing additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in a Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because such Trust will pay the associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Equity Securities as close to the evaluation time as possible. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Equity Securities for a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of a Trust represented the undivided fractional interest in the Equity Securities deposited in such Trust set forth under "Summary of Essential Information" for each Trust. To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of that Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in that Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of that Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?"

What are the Expenses and Charges?

With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to each Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to a Trust.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for each Trust. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include dealers of the Trusts.

Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as the Evaluator for the Trusts, will receive a fee as indicated in the "Summary of Essential Information."

The Trustee pays certain expenses of each Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to each Trust an annual fee set forth in each "Summary of Essential Information." Such fee is based upon the largest aggregate number of Units of each Trust outstanding during the calendar year, except during the initial offering period, in which case the fee is calculated based on the largest number of Units outstanding during the period for which compensation is paid. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and the above described fees are payable from the Income Account of a Trust to the extent funds are available and then from the Capital Account of such Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisor services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

The following additional charges are or may be incurred by a Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; any offering costs incurred after the earlier of six months after the Initial Date of Deposit or the end of the initial offering period; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of such Trust; all taxes and other government charges imposed upon the Securities or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on each Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of such Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet such Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

The Indenture requires each Trust to be audited on an annual basis at the expense of such Trusts by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisors in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trusts. For purposes of the following discussion and opinion, it is assumed that each Equity Security is equity for Federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his or her pro rata share of the income derived from each Equity Security when such income is considered to be received by a Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are considered to be received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from such Trust are actually received by the Unit holder.

3. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind distribution of stocks is received by such Unit holder as described below). The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Equity Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his or her Units) in order to determine the tax basis for his or her pro rata portion of each Equity Security held by such Trust. Unit holders should consult their own tax advisors with regard to calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unit holder has held his or her Units.

4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unit holders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trusts is deferred. It is possible that for Federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge should be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisors as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisors with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of a Trust's Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation. Unit holders should consult with their tax advisors regarding the limitations on the deductibility of Trust expenses.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved, including his or her pro rata portion of all the Equity Securities represented by the Unit.

The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisors with regard to any constructive sale rules.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of a Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 1,000 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of a Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of a Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution with respect to each Equity Security owned by a Trust will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by a Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by a Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his or her tax basis in such fractional share of an Equity Security held by such Trust.

Because a Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by a Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by a Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisors in this regard.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his or her Units will generally equal the price paid by such Unit holder for his or her Units. The cost of the Units is allocated among the Equity Securities held in a Trust in accordance with the proportion of the fair market values of such Equity Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his or her pro rata portion of each Equity Security.

A Unit holder's tax basis in his or her Units and his or her pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United

States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisors.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unit holders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unit holders should consult their own tax advisors regarding the imposition of U.S. withholding on distributions from the Trusts.

It should be noted that payments to the Trusts of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their tax advisors regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trusts. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because, under the grantor trust rules, an investor is deemed to have paid directly his or her share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States purposes with respect to such taxes. The 1997 Act imposes a required holding period for such credits. Investors should consult their tax advisors with respect to foreign withholding taxes and foreign tax credits.

At the termination of a Trust, the Trustee will furnish to each Unit holder a statement containing information relating to the dividends received by the particular Trust on the Equity Securities, the gross proceeds received by such Trust from the disposition of any Equity Security (resulting from redemption or the sale of any Equity Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unit holders and to the Internal Revenue Service.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Are Investments in the Trusts Eligible for Retirement Plans?"

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of such Trusts will be treated as the income of the Unit holders thereof.

The foregoing discussion relates only to the tax treatment of U.S. Unit holders ("U.S. Unit holders") with regard to United States Federal and certain aspects of New York State and City income taxes. Unit holders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisors in this regard. As used herein, the term "U.S. Unit holder" means an owner of a Unit in the Trusts that
(a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph (a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unit holders should consult their tax advisors regarding potential foreign, state or local taxation with respect to the Units.

Are Investments in the Trusts Eligible for Retirement Plans?

Units of the Trusts are eligible for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are the Equity Securities?

The Trusts consist of different issues of Equity Securities which are listed on a national securities exchange or The Nasdaq Stock Market or traded in the over-the-counter market. See "What are the Equity Securities Selected for America's Leading Brands Growth Trust, Series 4?," "What are the Equity Securities Selected for Auto & Transportation Growth Trust Series?," "What are the Equity Securities Selected for Communications Growth Trust, Series 3?," "What are the Equity Securities Selected for Internet Growth Trust, Series 5?" and "What are the Equity Securities Selected for Regional Bank & Thrift Growth Trust, Series 2?" for a general description of the companies.

Risk Factors. An investment in Units of the Trusts should be made with an understanding of the problems and risks such an investment may entail.

America's Leading Brands Growth Trust, Series 4. An investment in Units of the America's Leading Brands Growth Trust should be made with an understanding of the problems and risks inherent in an investment in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on the industry. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Auto & Transportation Growth Trust Series. An investment in Units of the Auto & Transportation Growth Trust should be made with an understanding of the problems and risks such an investment may entail.

Government authorities impose a variety of regulations on auto and transportation companies. These regulations address issues such as driver/pilot qualifications, safety standards, rates, routes, vehicle maintenance and operational standards. Any change or increase in regulations could negatively impact the operating results of these companies. As many governments increasingly focus on environmental issues, transportation companies could also face increased costs associated with complying with reduced emissions requirements or environmental cleanup. On the other hand, any future deregulation could result in increased competition, which could limit profitability within the industry.

The earnings of auto and transportation companies are highly dependent on the price and availability of fuel. A significant increase in the price of fuel could negatively impact these companies. Auto and transportation companies can face significant liabilities resulting from accidents which injure passengers or damage cargo or other property. While companies may be insured against these liabilities, any accident could have a significantly negative impact on a company. Many auto and transportation companies have been subject to seasonal trends due to customer demands. These companies may exhibit especially strong results during certain seasons of the year, but may also exhibit especially weak results during others. In addition, the United States government is a significant customer of many aerospace companies. As a result, these companies may be particularly dependent on congressional appropriations, administrative allotment of funds and changes in government policies that may reflect military and political developments.

Communications Growth Trust, Series 3. An investment in Units of the Communications Growth Trust should be made with an understanding of the problems and risks such an investment may entail.

The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Internet Growth Trust, Series 5. An investment in Units of the Internet Growth Trust should be made with an understanding of the problems and risks inherent in the technology sector in general.

Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of technology stocks, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Equity Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Equity Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Equity Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the securities in the Trust.

Regional Bank & Thrift Growth Trust Series 2. An investment in Units of the Regional Bank & Thrift Growth Trust should be made with an understanding of the problems and risks associated with an investment in the bank and thrift industry in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Equity Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks would be allowed to turn existing banks into branches, though states could pass laws to permit interstate branch banking before then. Consolidation is likely to continue in both cases. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Equity Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Equity Securities or whether such approvals, if necessary, will be obtained.

General. Each Trust consists of such Equity Securities listed under the "Schedule of Investments" for each Trust as may continue to be held from time to time in a Trust and any additional Equity Securities acquired and held by the Trusts pursuant to the provisions of the Indenture, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Indenture, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of a Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. The past market and earnings performance of the Equity Securities included in the Trusts is not predictive of their future performance. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by a Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Certain of the Equity Securities in one or more of the Trusts are of foreign issuers, and therefore, an investment in such a Trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the Equity Securities included in the Trust, the Sponsor believes that adequate information will be available to allow the Portfolio Supervisor to provide portfolio surveillance.

Certain of the Equity Securities in one or more of the Trusts are in ADR or GDR form. ADRs, which evidence American Depositary Receipts and GDRs, which evidence Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Shares and Global Depositary Shares (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For the Equity Securities that are Depositary Receipts, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the Equity Securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

What are the Equity Securities Selected for America's Leading Brands Growth Trust, Series 4?

Apparel
_______

Nautica Enterprises, Inc., headquartered in New York, New York, through subsidiaries, designs, sources and sells fine quality men's sportswear, outerwear and activewear with a distinctive active outdoor image which is sold through better department store chains and specialty stores.

Tommy Hilfiger Corporation, headquartered in Kowloon, Hong Kong, through subsidiaries, designs, sources and markets designer men's sportswear and boyswear, including woven and knit shirts, pants, sweaters, outerwear and athletic wear. These products are complemented by collections of men's tailored clothing, dress shirts and accessories, footwear, women's casualwear and men's and women's fragrances, among others, bearing the Tommy Hilfiger trademark, which are produced and sold pursuant to certain licensing arrangements.

Beverages
__________

Anheuser-Busch Companies, Inc., headquartered in St. Louis, Missouri, brews beer, makes metal beverage containers, recycles metal and glass beverage containers, and operates theme parks.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups; and also markets juice and juice-drink products. The company's products are sold in 200 countries and include the leading soft drink products in most of these countries.

PepsiCo, Inc., headquartered in Purchase, New York, produces and distributes beverage concentrates, syrups and soft drinks. The company also operates or franchises others to operate "Pizza Hut," "Kentucky Fried Chicken" and "Taco Bell" restaurants; and makes snacks and other food products.

Entertainment
_____________

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. Disney also has broadcasting (including Capital Cities/ABC, Inc.) and publishing operations.

Food
____

Campbell Soup Company, headquartered in Camden, New Jersey, with subsidiaries, makes and markets soups and sauces, biscuits and confectionery products, and frozen foods and pickles. The company also distributes "Campbell's Soups" and "Campbell's Specialty Kitchen" entrees to the food service and meal replacement markets.

H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, makes, packages and sells processed food products, including ketchup and sauces/condiments, pet food, baby food, frozen meals and snacks, frozen potatoes and vegetables, soups, beans and pasta. The company also provides weight control services and sells food products to food service operators.

Hershey Foods Corporation, headquartered in Hershey, Pennsylvania, makes and sells chocolate and non-chocolate confectionery products and grocery and pasta products.

Sara Lee Corporation, headquartered in Chicago, Illinois, with subsidiaries, makes, markets and distributes packaged food, packaged consumer goods, and household and personal care products throughout the world.

Household Products
__________________

The Clorox Company, headquartered in Oakland, California, makes and sells nondurable consumer products sold mainly through grocery stores, mass merchandisers and other retail outlets. The company's products include laundry additives, home cleaning products, charcoal, insecticides, cat litter, dressings and sauces, water filtration systems and professional products.

Colgate-Palmolive Company, headquartered in New York, New York, through subsidiaries, produces and distributes oral, personal and household care and pet nutrition products. Principal global trademarks include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet" "Protex," "Science Diet" and "Soupline/Suavitel" in addition to various regional trademarks.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, through subsidiaries, makes detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

Pharmaceuticals
_______________

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health, over-the-counter, foot care and sun care products.

Recreation
__________

Carnival Corporation, headquartered in Miami, Florida, operates the world's largest multiple-night cruise line under the names "Carnival Cruise," "Holland America Line" and "Windstar Cruises." The company also markets sightseeing tours and operates hotels under the name "Westmark Hotels."

Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, designs, makes and sells heavyweight touring and custom motorcycles and related products and accessories. The company also provides financing and insurance services for its motorcycles.

Restaurants
___________

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's."

Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, a variety of pastries and confections, and coffee-related accessories and equipment, mainly through its retail stores.

Retail
______

The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in Canada, France, Germany, Japan, the United States and the United Kingdom. Stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."

Technology
___________

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Microcomputer components are integrated circuits consisting of silicon-based semiconductors etched with complex patterns of transistors.

Tobacco
_______

Philip Morris Companies, Inc., headquartered in New York, New York, makes cigarettes and tobacco products, packaged grocery products, coffee, cheeses, chocolate confections, meats and beer.

Toiletries/Cosmetics
____________________

The Gillette Company, headquartered in Boston, Massachusetts, is a leading manufacturer of male and female grooming products and oral care products. The company is also the top seller of writing instruments and correction products. Gillette's products are distributed through wholesalers, retailers and agents in over 200 countries and territories.

Toys
____

Mattel, Inc., headquartered in El Segundo, California, designs, makes and sells Barbie fashion dolls and doll clothing and accessories, "Fisher-Price" toys and juvenile products, die-cast "Hot Wheels" vehicles and playsets, "Cabbage Patch Kids" dolls and other large dolls, "Scrabble," card games, preschool toys and Disney-licensed toys.

What are the Equity Securities Selected for Auto & Transportation Growth Trust Series?

Air Freight
___________

Airborne Freight Corporation, headquartered in Seattle, Washington, provides door-to-door express delivery of small packages and documents throughout the United States and to and from most foreign countries. The company also acts as an international and domestic freight forwarder for shipments of any size.

Air Express International Corporation, headquartered in Darien,
Connecticut, through subsidiaries, provides domestic and international air freight forwarding services; ocean freight services; customs brokerage clearance services in the United States and 21 foreign countries; and ancillary services.

Expeditors International of Washington, Inc., headquartered in Seattle, Washington, provides international freight forwarding and consolidation for both air and ocean freight. The company acts as a customs broker in all domestic offices and in many of its overseas offices.

Airlines
________

AMR Corporation, headquartered in Fort Worth, Texas, provides jet service to more than 160 destinations, mainly throughout North America, the Caribbean, Europe, Latin America and the Pacific; turboprop service to smaller markets; and ground handling and support services. The company also provides information processing and investment management services.

ASA Holdings, Inc., headquartered in Atlanta, Georgia, through a subsidiary, provides high frequency airline service between Hartsfield Atlanta International Airport and other airports in Alabama, Florida, Georgia, Indiana, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee, Virginia, and West Virginia; and between Dallas/Fort Worth International Airport and other airports in Arkansas, Kansas, Louisiana, Mississippi, Oklahoma and Texas. Wholly-owned Atlantic Southeast Airlines, Inc. offers flights which are used mainly by business, government and military passengers to make connections with flights operated by Delta Air Lines, Inc. and other carriers from Atlanta and Dallas/Fort Worth.

Comair Holdings, Inc., headquartered in Cincinnati, Ohio, provides scheduled air transportation for passengers and freight, serving airports in the midwestern, southeastern and northeastern United States, as well as the Bahamas and Canada.

Delta Air Lines, Inc., headquartered in Atlanta, Georgia, provides scheduled air transportation for passengers, freight and mail over a network of routes throughout the United States and abroad. The company serves domestic cities in 42 states, Washington, D.C., Puerto Rico and the U.S. Virgin Islands, as well as cities in 25 foreign countries.

Midwest Express Holdings, Inc., headquartered in Oak Creek, Wisconsin, through subsidiaries, operates a single-class, premium service passenger jet airline that caters to business travelers and serves selected major business destinations throughout the United States and Toronto from operations in Milwaukee and Omaha; and offers commuter air service between Milwaukee and 24 midwestern cities.

Southwest Airlines Company, headquartered in Dallas, Texas, provides single class air transportation characterized by frequent, high quality service at affordable prices. The company mainly serves short-haul city pairs, targeting the business commuter as well as leisure travelers.

UAL Corporation, headquartered in Elk Grove Township, Illinois, through wholly-owned United Air Lines, Inc., owns and operates a commercial airline, serving airports in the United States, 29 foreign countries and two territories.

Motor Vehicles
______________

Chrysler Corporation, headquartered in Auburn Hills, Michigan, and its subsidiaries make, assemble and sell cars and trucks under the brand names "Chrysler," "Dodge," "Eagle," "Jeep," "Plymouth" and related parts and accessories. The company also provides financial services to customers and dealers.

Ford Motor Company, headquartered in Dearborn, Michigan, the second largest producer of cars and trucks worldwide, makes, assembles and sells cars, vans, trucks, tractors and their related parts and accessories. The company also provides financing operations, vehicle and equipment leasing and insurance operations.

Harley-Davidson Company, headquartered in Milwaukee, Wisconsin, designs, makes and sells heavyweight touring and custom motorcycles and related products and accessories. The company also provides financing and insurance services for its motorcycles.

Honda Motor Company, Limited (ADR), headquartered in Tokyo, Japan, with subsidiaries, makes a wide variety of products using internal combustion engines, including motorcycles, automobiles and power products, such as portable generators, small general purpose engines, lawn mowers and tractors, power tillers, outboard engines and four-wheeled all-terrain vehicles.

Navistar International Corporation, headquartered in Chicago, Illinois, makes and sells medium and heavy trucks (Class 5 through 8 diesel trucks) including school buses, mid-range diesel engines and service parts. The company also engages in the wholesale, retail and lease financing of new and used trucks.

PACCAR, Inc., headquartered in Bellevue, Washington, makes heavy-duty trucks and related parts, sells automotive parts and accessories through retail outlets, and makes industrial winches. The company also provides financing and leasing services to customers and dealers.

Motor Vehicles - Parts and Accessories
______________________________________

Dana Corporation, headquartered in Toledo, Ohio, makes and sells products and systems for the worldwide vehicular, industrial and off-highway original equipment markets and is a major supplier to the related aftermarkets. The company also provides lease financing.

Eaton Corporation, headquartered in Cleveland, Ohio, mainly makes truck transmissions, engine components, hydraulic products, electrical power distribution and controls equipment, ion implanters and a wide variety of controls.

Gentex Corporation, headquartered in Zeeland, Michigan, designs, makes and sells two product lines employing electro-optical technology:
automatic rearview mirrors for the automotive industry; and fire protection products for the commercial building industry.

The Goodyear Tire & Rubber Company, headquartered in Akron, Ohio, develops, makes and sells tires and related transportation products; participates in various crude oil transportation and gathering activities; and makes various industrial rubber and chemical products.

Johnson Controls, Inc., headquartered in Milwaukee, Wisconsin, makes automobile batteries, interior and seating systems; makes, installs and services control systems for non-residential buildings to manage energy use, temperature, ventilation, security and fire safety.

Lear Corporation, headquartered in Southfield, Michigan, one of the largest independent automotive suppliers in the world, supplies automotive interiors including seat systems, floor and acoustic systems, door panels, headliners and instrument panels.

Tower Automotive, Inc., headquartered in Minneapolis, Minnesota, designs and produces high-quality, engineered metal stampings and assemblies used by original equipment manufacturers in the North American automotive industry, including "Chrysler," "Ford," "General Motors," "Honda," "Mazda," "Nissan" and "Toyota."

Railroads
_________

Burlington Northern Santa Fe Corporation, headquartered in Fort Worth, Texas, through subsidiaries, operates one of the largest railroad systems in the United States with some routes reaching across 28 states and two Canadian provinces to provide single-line service to shippers.

Norfolk Southern Corporation, headquartered in Norfolk, Virginia, through subsidiaries, operates a railroad over 14,000 miles of road, mainly in the southeast and midwest and in Ontario.

Wisconsin Central Transportation Corporation, headquartered in Rosemont, Illinois, through subsidiaries, operates a large regional railroad consisting of route miles of track and trackage rights in Illinois, Michigan, Minnesota and Wisconsin, and Ontario, Canada.

Trucking
________

Heartland Express, Inc., headquartered in Coralville, Iowa, provides nationwide transportation service to major shippers, using late-model equipment and a balanced fleet of company-owned and owner-operator tractors.

M.S. Carriers, Inc., headquartered in Memphis, Tennessee, hauls truckload shipments of general commodities throughout the United States and the provinces of Quebec and Ontario, Canada.

Swift Transportation Company, Inc., headquartered in Phoenix, Arizona, through subsidiaries, operates as a national truckload carrier of general commodities in the eastern, western and midwestern United States. The company also operates a transcontinental van business.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, transports truckload shipments of general commodities throughout the 48 contiguous states. The company also has authority to operate in Canada and provides through trailer service in and out of Mexico.

What are the Equity Securities Selected for Communications Growth Trust,
Series 3?

Cable TV
________

Comcast Corporation (Class A Special), headquartered in headquartered in Philadelphia, Pennsylvania, owns and operates cable television systems in the United States and the United Kingdom. The company develops, manages and operates cellular telephone systems in portions of Delaware, Illinois, New Jersey and Pennsylvania. The company also provides electronic retailing services through QVC, Inc., a nationwide general merchandise retailer.

MediaOne Group, Inc., headquartered in Englewood, Colorado, provides cable and telecommunications network businesses outside of the midwestern and western United States and internationally; domestic and international wireless communications network businesses; and domestic and international directory and information services.

Computer Networking
___________________

3Com Corporation, headquartered in Santa Clara, California, offers a broad range of networking products which include routers, switches, hubs, remote access servers, adapters and network management software for Ethernet, Token Ring, FDDI, ATM and other high-speed networks.

Ascend Communications, Inc., headquartered in Alameda, California, develops, makes, markets, sells and supports a broad range of high-speed digital wide area network access products that enable its customers to build Internet access systems, extensions and enhancements to corporate backbone networks, and videoconferencing and multimedia access facilities.

Cisco Systems, Inc., headquartered in San Jose, California, develops, makes, sells and supports high performance internetworking systems that link geographically dispersed local and wide area networks to form a single, seamless information infrastructure.

Communications Equipment
________________________

ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.

Aspect Telecommunications Corporation, headquartered in San Jose, California, develops, markets and supports call transaction processing systems to support high volume telephone sales and support systems. Products include automatic call distributor systems and software; computer-telephony integration application software and tools; and interactive voice response systems.

Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.

Lucent Technologies, Inc., headquartered in New Providence, New Jersey, is one of the world's leading designers, developers and manufacturers of telecommunications systems, software and products. The company is a leading global marketer of business communications systems and computers.

Northern Telecom Ltd., headquartered in Ontario, Canada, makes fully digital telecommunications switching equipment and communications equipment and systems for business and residential use.

Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Communications Services
_______________________

ALLTEL Corporation, headquartered in Little Rock, Arkansas, provides wireline local, long distance, network access and internet services, wireless communications, wide-area paging service and information processing management services and applications software. The company also publishes telephone directories for affiliates and other independent telephone companies.

AirTouch Communications, Inc., headquartered in San Francisco,
California, provides wireless telecommunications services to subscribers in Asia, Europe and the United States; and paging services in the United States.

Bell Atlantic Corporation, headquartered in New York, New York, operates a diversified telecommunications concern that provides voice and data transport and calling services network access, directory publishing and public telephone services to customers in the mid-Atlantic and New England regions.

BellSouth Corporation, headquartered in Atlanta, Georgia, provides wireline telecommunications in Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee. The company also provides wireless and international communications services and advertising and publishing products.

Cable & Wireless Plc (ADR), headquartered in London, England, operates as an international provider of telecommunications and multimedia communications services in over 50 countries including Australia, Hong Kong, Japan, the United Kingdom and the United States.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, provides telecommunications services in Germany, including telephone, mobile communications and cable services.

MCI WorldCom, Inc., headquartered in Jackson, Mississippi, through subsidiaries, provides long distance and local products, 800 services, calling cards, domestic and international private lines, broadband data services, debit cards, conference calling, fax and data connections, and interconnection to Internet service providers.

Qwest Communications International, Inc., headquartered in Denver, Colorado, provides communications services to interexchange carriers and other communications entities, businesses and consumers.

SBC Communications, Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services in Arkansas, California, Kansas, Missouri, Nevada, Oklahoma and Texas.

Telefonica de Espana SA (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. It is also the largest Spanish mobile communications operator in Spain; a leading telecommunications operator in Latin America; and the world's second largest owner of submarine cables.

Wireless Communications
_______________________

LM Ericsson AB (ADR), headquartered in Stockholm, Sweden, provides advanced systems, products and services for handling voice, data, image and text in public and private wired and mobile telecommunications network telecommunications power equipment, and telecommunications and power cable.

Nokia Oy (ADR), headquartered in Espoo, Finland, makes mobile phones, computer monitors, multimedia network terminals and battery chargers for mobile phones. The company also makes satellite receivers and videoconferencing equipment.

QUALCOMM, Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology.

Vodafone Group Plc (ADR), headquartered in Berkshire, England, provides mobile telecommunication services in 13 countries.

What are the Equity Securities Selected for Internet Growth Trust,
Series 5?

Access/Information Providers
____________________________

America Online, Inc., headquartered in Sterling, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.

First Data Corporation, headquartered in Hackensack, New Jersey, provides processing services to issuers of VISA and MasterCards; payment instrument processing services to institutions and consumers; telephone and information processing services; shareholder services, information systems and data processing.

MCI WorldCom, Inc., headquartered in Jackson, Mississippi, through subsidiaries, provides long distance and local products, 800 services, calling cards, domestic and international private lines, broadband data services, debit cards, conference calling, fax and data connections, and interconnection to Internet service providers.

MediaOne Group, Inc., headquartered in Englewood, Colorado, provides cable and telecommunications network businesses outside of the midwestern and western United States and internationally, domestic and international wireless communications network businesses, and domestic and international directory and information services.

MindSpring Enterprises, Inc., headquartered in Atlanta, Georgia, provides Internet access serving individual subscribers, including individuals with little or no prior online experience.

Qwest Communications International, Inc., headquartered in Denver, Colorado, provides communications services to interexchange carriers and other communications entities, businesses and consumers.

Communications Equipment
________________________

Lucent Technologies, Inc., headquartered in New Providence, New Jersey, is one of the world's leading designers, developers and manufacturers of telecommunications systems, software and products. The company is a leading global marketer of business communications systems and computers.

Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Computer Networking
___________________

3Com Corporation, headquartered in Santa Clara, California, offers a broad range of networking products which include routers, switches, hubs, remote access servers, adapters and network management software for Ethernet, Token Ring, FDDI, ATM and other high-speed networks.

Ascend Communications, Inc., headquartered in Alameda, California, develops, makes, markets, sells and supports a broad range of high-speed digital wide area network access products that enable its customers to build Internet access systems, extensions and enhancements to corporate backbone networks, and videoconferencing and multimedia access facilities.

Cisco Systems, Inc., headquartered in San Jose, California, develops, makes, sells and supports high performance internetworking systems that link geographically dispersed local and wide area networks to form a single, seamless information infrastructure.

Computer Services
_________________

Cambridge Technology Partners, Inc., headquartered in Cambridge,
Massachusetts, provides management consulting and systems integration. The company combines management consulting, IT strategy, process innovation and implementation, custom and package software deployment, network services and training to deliver business solutions for clients.

Computers
_________

Compaq Computer Corporation, headquartered in Houston, Texas, makes and markets desktop personal computers, portable computers, workstations, communications products and tower PC servers and peripheral products that store and manage data in network environments. Products are marketed mainly to business, home, government and education customers.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications, including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, solid state components and instrumentation for chemical analysis.

Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support. The company's software utilizes the UNIX operating system.

Internet Content
________________

CMG Information Services, Inc., headquartered in Andover, Massachusetts, offers a wide variety of direct marketing services, including mailing lists, leading edge database management, design and development capabilities, consultative list management and brokerage services, Internet and interactive media direct marketing software technologies.

Retailing
_________

E*TRADE Group, Inc., headquartered in Palo Alto, California, provides online discount brokerage services, using its proprietary processing technology. Services include automated order placement, portfolio tracking and related market information, news and other information.

Charles Schwab Corporation, headquartered in San Francisco, California, through subsidiaries, provides discount securities brokerage and related financial services; and offers trade execution services for Nasdaq securities to broker/dealers and institutional customers.

Semiconductors
______________

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Microcomputer components are integrated circuits consisting of silicon-based semiconductors etched with complex patterns of transistors.

Software
________

Check Point Software Technologies, Ltd., headquartered in Ramat Gan, Israel, develops, sells and supports network security software products that enable connectivity with security and manageability.

Microsoft Corporation, headquartered in Redmond, Washington, makes, sells and licenses software products, including operating systems, server applications, business and consumer products, Internet software technologies and development tools. The company also markets personal computer books and input devices and researches and develops software technologies.

Network Associates, Inc., headquartered in Santa Clara, California, develops, markets, distributes and supports network security and management software products, including anti-virus protection as well as client/server network management tools.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management and network products, application development and business intelligence productivity tools and client server business applications.

Sterling Commerce, Inc., headquartered in Dallas, Texas, develops, markets and supports electronic commerce software products and provides electronic commerce network services that enable businesses to engage in business-to-business electronic communications and transactions.

What are the Equity Securities Selected for Regional Bank & Thrift Growth Trust, Series 2?

Banks
_____

Banknorth Group, Inc., headquartered in Burlington, Vermont, is a community bank holding company which conducts a general banking business through banking offices located throughout Massachusetts, New Hampshire and Vermont. The company also offers mortgage banking services through a mortgage loan origination office in Maine.

Chittenden Corporation, headquartered in Burlington, Vermont, through subsidiaries, conducts a general commercial banking business in Massachusetts and Vermont. The company offers a broad range of financial products and services, including deposit accounts and services;
commercial, consumer and public sector loans; and investment and trust services to businesses, individuals and the public sector.

Colonial BancGroup, Inc., headquartered in Montgomery, Alabama, conducts a general commercial banking business through offices in Alabama, Florida, Georgia and Tennessee. The company also operates a retail and wholesale mortgage banking business.

Commerce Bancshares, Inc., headquartered in Kansas City, Missouri, conducts a banking business in locations in three states; underwrites credit life and credit accident and health insurance; sells property and casualty insurance, and provides mortgage banking and real estate services.

Community First Bankshares, Inc., headquartered in Fargo, North Dakota, through subsidiaries, conducts a banking business in nine states. The company also offers trust and insurance services.

Compass Bancshares, Inc., headquartered in Birmingham, Alabama, through subsidiaries, conducts a general commercial banking business through offices in three states. The company also offers a full range of trust services to customers in Texas through offices in Houston and Dallas, Texas.

Cullen/Frost Bankers, Inc., headquartered in San Antonio, Texas, through subsidiaries, conducts a banking business through offices in Austin, Corpus Christi, Galveston, Houston, McAllen, San Antonio and San Marcos, Texas. The company also operates a general insurance agency and provides discount brokerage services.

First American Corporation, headquartered in Nashville, Tennessee, through subsidiaries, conducts a general commercial banking business through banking offices and ATMs in Kentucky, Tennessee and Virginia. The company also provides trust and investment advisory services and underwrites credit life and accident and health insurance.

FirstBank Puerto Rico, headquartered in Santurce, Puerto Rico, with wholly-owned subsidiaries, conducts a general banking business through full-service branches in Puerto Rico and offices in the United States Virgin Islands. The company specializes in small personal loans, used auto financing and financing lease of autos in Puerto Rico.

First Security Corporation, headquartered in Salt Lake City, Utah, conducts a banking business through full-service bank offices in Idaho, Nevada, New Mexico, Oregon, Utah and Wyoming. The company originates residential mortgage loans, originates and manages leases, and offers insurance products and investment management services.

GBC Bancorp, headquartered in Los Angeles, California, through wholly-owned General Bank, operates a commercial banking business through banking offices in the greater Los Angeles, San Diego and Silicon
Valley, California areas.

HUBCO, Inc., headquartered in Mahwah, New Jersey, is the holding company for Hudson United Bank in New Jersey, Lafayette American Bank and Trust in Connecticut, and the Bank of the Hudson in New York. The banks are full-service commercial banks and offer the services generally performed by commercial banks of similar size and character.

Irwin Financial Corporation, headquartered in Columbus, Indiana, through subsidiaries, operates a commercial banking business through offices in Indiana; originates and services residential mortgages; provides credit life insurance and securities brokerage services; and leases medical equipment.

M&T Bank Corporation (formerly First Empire State Corp.), headquartered in Buffalo, New York, conducts a commercial banking business through offices mainly in New York. The company is a bank holding company that, through its subsidiaries, provides individuals, corporations and institutions with commercial and retail banking services, including loans and deposits, trust, mortgage banking, asset management and other financial services.

North Fork Bancorporation, Inc., headquartered in Melville, New York, operates a full-service retail and commercial banking business through branch locations in New York. The company also provides broker/dealer services to financial institutions, individual investors and traders.

Oriental Financial Group, Inc., headquartered in San Juan, Puerto Rico, through wholly-owned Oriental Bank & Trust, conducts a commercial banking business through banking offices throughout Puerto Rico.

Provident Financial Group, inc., headquartered in Cincinnati, Ohio, conducts a banking and trust business through offices in Ohio, Florida and Kentucky. The company provides trust, custodial, asset management and securities brokerage and also conducts equipment leasing.

Silicon Valley Bancshares, headquartered in Santa Clara, California, through wholly-owned Silicon Valley Bank, operates a general banking business through offices in California, Colorado, Maryland, Massachusetts, Oregon, Texas and Washington.

Sterling Bancshares, Inc., headquartered in Houston, Texas, through wholly-owned Sterling Bank, provides commercial and retail banking services through community banking offices in the greater Houston, Texas metropolitan area. The bank also facilitates sales of brokerage products, mutual funds and insurance products through third party vendors.

TCF Financial Corporation, headquartered in Minneapolis, Minnesota, operates a national banking business through offices in five states. The company also originates, sells and services residential mortgage loans; sells annuities and mutual fund products; provides insurance, mainly credit-related; and makes consumer finance loans.

Texas Regional Bancshares, Inc. (Class A), headquartered in McAllen, Texas, through wholly-owned Texas State Bank, conducts a commercial banking business through banking locations in Edinburg and the Rio Grande Valley of Texas.

Webster Financial Corporation, headquartered in Waterbury, Connecticut, provides retail, mortgage and commercial banking services to individuals and businesses through full-service banking offices in Connecticut. The company also originates mortgage loans throughout Connecticut.

Zions Corporation, headquartered in Salt Lake City, Utah, conducts a banking business through offices in Utah, Arizona, California, Colorado, Idaho, Nevada and New Mexico. The company underwrites insurance, operates an insurance brokerage business and provides innovative financing solutions for small businesses nationwide.

Thrifts
_______

Charter One Financial, Inc., headquartered in Cleveland, Ohio, through wholly-owned Charter One Bank, F.S.B., operates a banking business through full-service banking offices in Ohio, Michigan and New York, and loan production offices in Ohio, Indiana, Kentucky and Michigan.

Commercial Federal Corporation, headquartered in Omaha, Nebraska, through subsidiaries, conducts a general banking business through branch offices in five states. The company also provides insurance and securities brokerage and other retail financial services.

Flagstar Bancorp, Inc., headquartered in Bloomfield Hills, Michigan, through subsidiaries, provides retail banking services through branches in Michigan and originates residential mortgages through retail loan offices in Michigan, California and Ohio. The company also originates mortgage loans on a wholesale basis through a nationwide network of independent brokers.

GreenPoint Financial Corporation, headquartered in New York, New York, through subsidiaries, conducts a savings bank business through branches in the New York City metropolitan area. The company also offers lending programs, development opportunities and other activities; and mortgage banking.

MAF Bancorp, Inc., headquartered in Clarendon Hills, Illinois, operates a general banking business through retail offices, located mainly in the western suburbs of Chicago. The company also engages in real estate development, and insurance and securities sales.

People's Heritage Financial Group, Inc., headquartered in Portland, Maine, through subsidiaries, conducts a general banking business through offices in Maine, Massachusetts and New Hampshire. The company also leases equipment and provides financial planning and securities brokerage activities.

Sovereign Bancorp, Inc., headquartered in Wyomissing, Pennsylvania, conducts a banking business through banking offices serving the eastern Pennsylvania, northern Delaware and New Jersey areas. The company is the holding company for Sovereign Bank.

The Sponsor has obtained the foregoing company descriptions from sources it deems reliable. The Sponsor has not independently verified the provided information either in terms of accuracy or completeness.

What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trusts.

The value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in a Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.

The Indenture also authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trusts will pay the brokerage fees associated therewith.

Each Trust consists of the Equity Securities listed under "Schedule of Investments" for each Trust (or contracts to purchase such Securities) as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into such Trust of Equity Securities in connection with the issuance of additional Units).

Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "Rights of Units Holders-How May Equity Securities be Removed from a Trust?"

Like other investment companies, financial and business organizations and individuals around the world, the Trusts could be adversely affected if the computer systems used by the Sponsor, Evaluator, Portfolio Supervisor or Trustee or other service providers to the Trusts do not properly process and calculate date-related information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Portfolio Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by each Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trusts.

The Year 2000 Problem is expected to impact corporations, which may include issuers of the Equity Securities contained in the Trusts to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Equity Securities contained in the Trusts.

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on a Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on a Trust.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisors. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in a Trust or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to any of the industry sectors represented in a Trust, may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus an initial sales charge equal to the difference between the maximum sales charge of ___% of the Public Offering Price and the maximum
remaining deferred sales charge, initially $     per Unit. Commencing on
______, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through ______, 1999, a deferred sales charge of $____ will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be ___% of the Public Offering Price (equivalent to ___% of the net amount invested, exclusive of the deferred sales charge). In addition, a portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts, including the costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of a Trust portfolio, legal fees and the initial fees and expenses of the Trustee. The organizational and offering costs will be deducted from the assets of each Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. For secondary market sales after the completion of the deferred sales charge period, the Public Offering Price is also based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus a one-time initial sales charge of ___% of the Public Offering Price (equivalent to ____% of the net amount invested), which will be reduced by 1/2 of 1% on each subsequent ________, commencing ______, 1999 to a minimum sales charge of 3.0%, divided by the number of outstanding Units of a Trust.

During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, estimated organizational and offering costs, divided by the number of Units of a Trust outstanding, reduced by the deferred sales charge not yet paid. During the secondary market, the Sponsor's Repurchase Price is also based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, divided by the number of outstanding Units of a Trust.

The minimum amount which an investor may purchase of a Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans). The applicable sales charge for the Trusts for both primary and secondary market sales is reduced by a discount as indicated below for aggregate volume purchases of the Trusts (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                                                  Primary and Secondary
                                                                  _____________________
                                                              Percent of          Percent of
Dollar Amount of Transaction                                  Offering            Net Amount
at Public Offering Price*                                     Price               Invested
____________________________                                  __________          __________
$ 50,000 but less than $100,000                               0.25%               0.2506%
$100,000 but less than $250,000                               0.50%               0.5025%
$250,000 but less than $500,000                               1.00%               1.0101%
$500,000 or more                                              2.00%               2.0408%

___________

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.


Any such reduced sales charge shall be the responsibility of the selling broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units of a Trust by the same person on any one day from any one broker/dealer, bank or other selling agent. An investor may aggregate purchases of Units of Trusts contained in this Prospectus and other trusts sponsored by Nike Securities L.P. which are currently in the initial offering period and which have substantially the same sales load and years to maturity as the Trusts for purposes of qualifying for volume purchase discounts listed above. Unit holders of other unit investment trusts in which the Sponsor acted as sole Principal Underwriter and which at the time of their creation had substantially the same sales load and approximately a five-year term ("Eligible Sector Trusts") may utilize their redemption or termination proceeds from the Eligible Sector Trusts to acquire Units of the Trusts during the initial offering period subject only to the remaining deferred sales charge to be collected on such Units. Unit holders who redeem Units of the Eligible Sector Trusts should note that they will be assessed the amount of any remaining deferred sales charges on such units at the time of redemption. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the broker/dealer, bank or other selling agent of any such combined purchase prior to the sale in order to obtain the indicated discount. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and broker/dealers, banks or other selling agents and their subsidiaries and vendors providing services to the Sponsor, Units may be purchased at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents (see "Public Offering-How are Units Distributed?") for purchases by investors who purchase Units through registered investment advisors, certified financial planners or registered broker/dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of a Trust. The aggregate underlying value of the Equity Securities during the initial offering period will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge. The aggregate underlying value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities or cash are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Equity Securities or cash in a Trust and create additional Units. Units reacquired by the

Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus a pro rata share of cash, if any in the Income and Capital Accounts of such Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Public Offering-Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.

It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of 3.2% of the Public Offering Price, and, for secondary market sales, 3.2% of the Public Offering Price (or 65% of the then current maximum sales charge after ______, 1999). Dealers and other selling agents will be allowed a concession or agency commission on the sale of Units purchased with redemption or termination proceeds from Eligible Sector Trusts equal to (i) $.22 per Unit on Units sold subject
to a deferred sales charge of $     per Unit or (ii) 63% of the then
current maximum remaining deferred sales charge on Units sold subject to
a deferred sales charge of less than $     per Unit. Volume concessions
or agency commissions of an additional 0.30% of the Public Offering Price on all purchases of Units of the Trusts will be given to any broker/dealer or bank who has aggregate purchases of Trust Units from the Sponsor on the Initial Date of Deposit of at least $100,000 of the Trusts or purchases $250,000 of any one of such Trusts on any day thereafter. In addition, dealers and other selling agents will receive an additional volume concession or agency commission with respect to sales of Units of each individual Trust in the amounts set forth below:

                                                          Additional
Total Sales per Trust                                     Concession
_____________________                                     __________
$1,000,000 but less than $2,000,000                       .10%
$2,000,000 but less than $3,000,000                       .15%
$3,000,000 but less than $10,000,000                      .20%
$10,000,000 or more                                       .30%

Effective on each ________, commencing ______, 1999, the sales charge will be reduced by 1/2 of 1% to a minimum sales charge of 3.0%. However, resales of Units of a Trust by such dealers and other selling agents to the public will be made at the Public Offering Price described in the prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of a Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

From time to time the Sponsor may implement programs under which broker/dealers, banks or other selling agents of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a broker/dealer, bank or other selling agent may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of a Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trusts will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics
that  may differ from those of the  Trusts.  U.S. Government   bonds,
for  example,  are backed by  the   full   faith and credit of the U.S.
Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

Information on percentage changes in the dollar value of Units, on the basis of changes in Unit price may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unit holders. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

Past performance may not be indicative of future results. Each Trust's portfolio is not managed. Unit price and return fluctuate with the value of the common stocks in a Trust's portfolio, so there may be a gain or loss when Units are sold.

Each Trust's performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?

The Sponsor of the Trusts will receive a gross sales commission equal to ___% of the Public Offering Price of the Units (equivalent to ___% of the net amount invested, exclusive of the deferred sales charge), less any reduced sales charge described under "Public Offering-How is the Public Offering Price Determined?" See "Public Offering-How are Units Distributed?" for information regarding the receipt of additional concessions available to dealers and other selling agents. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trusts (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments" for each Trust. During the initial offering period, the dealers and other selling agents also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by the dealers and other selling agents upon the sale of Units.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of ___% subject to reduction beginning ______, 1999) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.

Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS OR HER UNITS, HE OR SHE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his or her name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer. The pro rata share of cash in the Capital Account of a Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any

Equity Securities in a Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December
15. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. However, to the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after each Trust is terminated, each Unit holder will, upon surrender of his or her Units for redemption, receive:
(i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he or she elects an In-Kind Distribution as described under "Other Information-How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of a Trust, less expenses of such Trust.

The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g. return of capital, etc.) are credited to the Capital Account of each Trust.

The Trustee may establish reserves (the "Reserve Account") within each Trust for state and local taxes, if any, and any governmental charges payable out of a Trust.

Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his or her Units, other than the final liquidating distribution in connection with the termination of the Trust, automatically reinvested in additional Units of the Trust. Each person who purchases Units of the Trust may elect to become a participant in the Distribution Reinvestment Option by notifying the Trustee of their election. The Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution on his or her Units, the card must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his or her Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Any Unit holder tendering 1,000 Units or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Mandatory Termination Date will be honored. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker-dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his or her pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. See "What is the Federal Tax Status of Unit Holders?" If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "Rights of Unit Holders-How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of each Trust.

The Trustee is empowered to sell Equity Securities of each Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of each Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit will be determined on the basis of the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in a Trust other than cash deposited in a Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in a Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of a Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of a Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by a Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof. The redemption price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption. Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organizational and offering costs as set forth under "Summary of Essential Information" for each Trust.

The aggregate value of the Equity Securities used to calculate the Redemption Price per Unit will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices (during the initial offering period) or the closing bid prices (subsequent to the initial offering period). If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask or bid prices (as appropriate) on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current ask or bid prices (as appropriate) are unavailable, the evaluation is generally determined (a) on the basis of current ask or bid prices (as appropriate) for comparable securities,
(b) by appraising the value of the Equity Securities on the ask or bid side of the market (as appropriate) or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he or she would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The Portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by a Trust in exchange for Equity Securities) by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trusts with respect to selling Equity Securities from the Trusts. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trusts' portfolio transactions.

          INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, the FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $20 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other dealer. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The

Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." A Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by a Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the initial offering period, or in the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by a broker/dealer, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such Trust by a broker/dealer, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of such Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his or her address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of a Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 1,000 Units of such Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of a Trust. Unit holders not electing or eligible to receive a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of such Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust in connection with termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Equity Securities are sold prior to the Mandatory Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Equity Securities not been sold at such time. The Trustee will then distribute to each Unit holder his or her pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

Experts

The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders

FT 291

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 291, comprised of America's Leading Brands Growth Trust, Series 4, Auto & Transportation Growth Trust Series, Communications Growth Trust, Series 3, Internet Growth Trust, Series 5 and Regional Bank & Thrift Growth Trust, Series 2, as of the opening of business on ____________, 1998. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on ____________, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 291, comprised of America's Leading Brands Growth Trust, Series 4, Auto & Transportation Growth Trust Series, Communications Growth Trust, Series 3, Internet Growth Trust, Series 5 and Regional Bank & Thrift Growth Trust, Series 2, at the opening of business on ____________, 1998 in conformity with generally accepted accounting principles.

                                        ERNST & YOUNG LLP

Chicago, Illinois
____________, 1998



Page 47
                                                 Statements of Net Assets
                                                                   FT 291
                                        At the Opening of Business on the
                               Initial Date of Deposit-____________, 1998

                                                                 America's           Auto &
                                                                 Leading             Transportation      Communications
                                                                 Brands Growth       Growth Trust        Growth Trust
                                                                 Trust, Series 4     Series              Series 3
                                                                 _______________     ______________      ______________
NET ASSETS
Investment in Equity Securities represented
   by purchase contracts (1) (2)                                 $                   $                   $
Less accrued organizational and offering costs (3)                 (  )                (  )                (  )
Less liability for deferred sales charge (4)                       (  )                (  )                (  )
                                                                 ________            ________            ________
Net assets                                                       $                   $                   $
                                                                 ========            ========            ========
Units outstanding


ANALYSIS OF NET ASSETS

Cost to investors (5)                                            $                   $                   $
Less sales charge (5)                                              (  )                (  )                (  )
Less estimated organizational and offering costs (3)               (  )                (  )                (  )
                                                                 ________            ________            ________
Net assets                                                       $                   $                   $
                                                                 ========            ========            ========


                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $                  issued
by The Chase Manhattan Bank, which will be allocated among each of the six Trusts in FT 291, has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) A portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $ per Unit for each Trust, based upon the expected number of Units of each Trust to be created. A distribution will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units of a Trust is larger or smaller than the estimate, the actual distribution per Unit for such Trust may differ from that set forth above.

(4) Represents the amount of mandatory distributions from each Trust
($    per Unit), payable to the Sponsor in five equal monthly
installments beginning on ______, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through ______, 1999. If Units are redeemed prior to ______, 1999, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of ___% of the Public Offering Price (equivalent to ___% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?"

Page 48
                                        Statements of Net Assets (con't.)
                                                                   FT 291
                                        At the Opening of Business on the
                               Initial Date of Deposit-____________, 1998


                                                                                                      Regional
                                                                                  Internet            Bank & Thrift
                                                                                  Growth Trust        Growth Trust
                                                                                  Series 5            Series 2
                                                                                  ____________        ____________
NET ASSETS
Investment in Equity Securities represented
     by purchase contracts (1) (2)                                                $                   $
Less accrued organizational and offering costs (3)                                   (  )                (  )
Less liability for deferred sales charge (4)                                         (  )                (  )
                                                                                  ________            ________
Net assets                                                                        $                   $
                                                                                  ========            ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                             $                   $
Less sales charge (5)                                                                (  )                (  )
Less estimated organizational and offering costs (3)                                 (  )                (  )
                                                                                  ________            ________
Net assets                                                                        $                   $
                                                                                  ========            ========

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $                  issued
by The Chase Manhattan Bank, which will be allocated among each of the six Trusts in FT 291, has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) A portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $
    per Unit for each Trust, based upon the expected number of Units of each Trust to be created. A distribution will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units of a Trust is larger or smaller than the estimate, the actual distribution per Unit for such Trust may differ from that set forth above.

(4) Represents the amount of mandatory distributions from each Trust ($ per Unit), payable to the Sponsor in five equal monthly installments beginning on ______, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through ______, 1999. If Units are redeemed prior to ______, 1999, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of ___% of the Public Offering Price (equivalent to ___% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?"


Page 49
                                                  Schedule of Investments

                          AMERICA'S LEADING BRANDS GROWTH TRUST, SERIES 4
                                                                   FT 291
                                        At the Opening of Business on the
                               Initial Date of Deposit-____________, 1998


                                                                                Approximate
                                                                                Percentage         Market        Cost of
                                                                                of Aggregate       Value         Equity
Number       Ticker Symbol and                                                  Offering           per           Securities
of Shares    Name of Issuer of Equity Securities (1)                            Price (3)          Share         to Trust (2)
_________    _______________________________________                            ____________       ______        ____________
             Apparel
             _______
             NAUT         Nautica Enterprises, Inc.                                  %             $             $
             TOM          Tommy Hilfiger Corporation                                 %

             Beverages
             _________
             BUD          Anheuser-Busch Companies, Inc.                             %
             KO           The Coca-Cola Company                                      %
             PEP          PepsiCo, Inc.                                              %

             Entertainment
             _____________
             DIS          The Walt Disney Company                                    %

             Food
             ____
             CPB          Campbell Soup Company                                      %
             HNZ          H.J. Heinz Company                                         %
             HSY          Hershey Foods Corporation                                  %
             SLE          Sara Lee Corporation                                       %

             Household Products
             __________________
             CLX          The Clorox Company                                         %
             CL           Colgate-Palmolive Company                                  %
             PG           The Procter & Gamble Company                               %

             Pharmaceuticals
             ______________
             BMY          Bristol-Myers Squibb Company                               %
             JNJ          Johnson & Johnson                                          %
             SGP          Schering-Plough Corporation                                %

             Recreation
             __________
             CCL          Carnival Corporation                                       %
             HDI          Harley-Davidson, Inc.                                      %

             Restaurants
             ___________
             MCD          McDonald's Corporation                                     %
             SBUX         Starbucks Corporation                                      %

             Retail
             ______
             GPS          The Gap, Inc.                                              %

             Technology
             __________
             INTC         Intel Corporation                                          %

             Tobacco
             _______
             MO           Philip Morris Companies, Inc.                              %

             Toiletries/Cosmetics
             ____________________
             G            The Gillette Company                                       %

             Toys
             ____
             MAT          Mattel, Inc.                                               %
                                                                                ______                           _________
                                Total Investments                                 100%                           $
                                                                                ======                           =========

____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on ______, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Equity Securities sold to the
Trust were $           and $     , respectively.

(3) The portfolio may contain additional Equity Securities each of which will not exceed approximately ___% of the Aggregate Offering Price. Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.



Page 50

                                                  Schedule of Investments

                                AUTO & TRANSPORTATION GROWTH TRUST SERIES
                                                                   FT 291

                                        At the Opening of Business on the
                               Initial Date of Deposit-____________, 1998

                                                                             Approximate
                                                                             Percentage        Market          Cost of
Number                                                                       of Aggregate      Value           Equity
of          Ticker Symbol and                                                Offering          per             Securities
Shares      Name of Issuer of Equity Securities (1)                          Price (3)         Share           to Trust (2)
______      _______________________________________                          ____________      ______          ____________
            Air Freight
            ___________
            ABF        Airborne Freight Corporation                             %              $               $
            AEIC       Air Express International Corporation                    %
            EXPD       Expeditors International of Washington, Inc.             %

            Airlines
            ________
            AMR        AMR Corporation                                          %
            ASAI       ASA Holdings, Inc.                                       %
            COMR       Comair Holdings, Inc.                                    %
            IDAL       Delta Air Lines, Inc.                                    %
            MEH        Midwest Express Holdings, Inc.                           %
            LUV        Southwest Airlines Company                               %
            UAL        UAL Corporation                                          %

            Motor Vehicles
            ______________
            C          Chrysler Corporation                                     %
            F          Ford Motor Company                                       %
            HDI        Harley-Davidson Company                                  %
            HMC        Honda Motor Company, Limited (ADR)                       %
            NAV        Navistar International Corporation                       %
            PCAR       PACCAR, Inc.                                             %

            Motor Vehicles - Parts and Accessories
            _____________________________________
            DCN        Dana Corporation                                         %
            ETN        Eaton Corporation                                        %
            GNTX       Gentex Corporation                                       %
            GT         The Goodyear Tire & Rubber Company                       %
            JCI        Johnson Controls, Inc.                                   %
            LEA        Lear Corporation                                         %
            TWR        Tower Automotive, Inc.                                   %

            Railroads
            _________
            BNI        Burlington Northern Santa Fe Corporation                 %
            NSC        Norfolk Southern Corporation                             %
            WCLX       Wisconsin Central Transportation Corporation             %

            Trucking
            _________
            HTLD       Heartland Express, Inc.                                  %
            MSCA       M.S. Carriers, Inc.                                      %
            SWFT       Swift Transportation Company, Inc.                       %
            WERN       Werner Enterprises, Inc.                                 %
                                                                             _____                             _________
                             Total Investments                               100%                              $
                                                                             =====                             =========

_______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on ______, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Equity Securities sold to the
Trust were $         and $        , respectively.

(3) The portfolio may contain additional Equity Securities each of which
will not exceed approximately      % of the Aggregate Offering Price.
Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.


Page 51
                                                  Schedule of Investments

                                    COMMUNICATIONS GROWTH TRUST, SERIES 3
                                                                   FT 291
                                        At the Opening of Business on the
                               Initial Date of Deposit-____________, 1998


                                                                                    Approximate
                                                                                    Percentage      Market        Cost of
                                                                                    of Aggregate    Value         Equity
Number       Ticker Symbol and                                                      Offering        per           Securities
of Shares    Name of Issuer of Equity Securities (1)                                Price (3)       Share         to Trust (2)
_________    _______________________________________                                ____________    ______        ____________
             Cable TV
             ________
             CMCSK      Comcast Corporation (Class A Special)                          %            $             $
             UMG        MediaOne Group, Inc.                                           %

             Computer Networking
             ___________________
             COMS       3Com Corporation                                               %
             ASND       Ascend Communications, Inc.                                    %
             CSCO       Cisco Systems, Inc.                                            %

             Communications Equipment
             ________________________
             ADCT       ADC Telecommunications, Inc.                                   %
             ASPT       Aspect Telecommunications Corporation                          %
             CMVT       Comverse Technology, Inc.                                      %
             LU         Lucent Technologies, Inc.                                      %
             NT         Northern Telecom Ltd.                                          %
             TLAB       Tellabs, Inc.                                                  %

             Communications Services
             ________________________
             ATI        ALLTEL Corporation                                             %
             AT         AirTouch Communications, Inc.                                  %
             BEL        Bell Atlantic Corporation                                      %
             BLS        BellSouth Corporation                                          %
             CWP        Cable & Wireless Plc (ADR)                                     %
             DT         Deutsche Telekom AG (ADR)                                      %
             WCOM       MCI WorldCom, Inc.                                             %
             QWST       Qwest Communications International, Inc.                       %
             SBC        SBC Communications, Inc.                                       %
             TEF        Telefonica de Espana SA (ADR)                                  %

             Wireless Communications
             _______________________
             ERICY      LM Ericsson AB (ADR)                                           %
             NOK/A      Nokia Oy (ADR)                                                 %
             QCOM       QUALCOMM, Inc.                                                 %
             VOD        Vodafone Group Plc (ADR)                                       %
                                                                                  ______                          _________
                              Total Investments                                     100%                          $
                                                                                  ======                          =========

____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on ______, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Equity Securities sold to the
Trust were $            and $       , respectively.

(3) The portfolio may contain additional Equity Securities each of which
will not exceed approximately      % of the Aggregate Offering Price.
Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.


Page 52
                                                  Schedule of Investments

                                          INTERNET GROWTH TRUST, SERIES 5
                                                                   FT 291

                                        At the Opening of Business on the
                               Initial Date of Deposit-____________, 1998


                                                                                 Approximate
                                                                                 Percentage      Market        Cost of
Number                                                                           of Aggregate    Value         Equity
of          Ticker Symbol and                                                    Offering        per           Securities
Shares      Name of Issuer of Equity Securities (1)                              Price (3)       Share         to Trust (2)
______      _______________________________________                              __________      ______        ____________
            Access/Information Providers
            ____________________________
            AOL      America Online, Inc.                                           %            $             $
            FDC      First Data Corporation                                         %
            WCOM     MCI WorldCom, Inc.                                             %
            UMG      MediaOne Group, Inc.                                           %
            MSPG     MindSpring Enterprises, Inc.                                   %
            QWST     Qwest Communications International, Inc.                       %

            Communications Equipment
            ________________________
            LU       Lucent Technologies, Inc.                                      %
            TLAB     Tellabs, Inc.                                                  %

            Computer Networking
            ___________________
            COMS     3Com Corporation                                               %
            ASND     Ascend Communications, Inc.                                    %
            CSCO     Cisco Systems, Inc.                                            %

            Computer Services
            ________________
            CATP     Cambridge Technology Partners, Inc.                            %

            Computers
            _________
            CPQ      Compaq Computer Corporation                                    %
            DELL     Dell Computer Corporation                                      %
            HWP      Hewlett-Packard Company                                        %
            SUNW     Sun Microsystems, Inc.                                         %

            Internet Content
            ________________
            CMGI     CMG Information Services, Inc.                                 %

            Retailing
            ________
            EGRP     E*TRADE Group, Inc.                                            %
            SCH      Charles Schwab Corporation                                     %

            Semiconductors
            ______________
            INTC     Intel Corporation                                              %

            Software
            ________
            CHKPF    Check Point Software Technologies, Ltd.                        %
            MSFT     Microsoft Corporation                                          %
            NETA     Network Associates, Inc.                                       %
            ORCL     Oracle Corporation                                             %
            SE       Sterling Commerce, Inc.                                        %
                                                                                 ______                        _________
                           Total Investments                                     100%                          $
                                                                                 ======                        =========

____________________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on ______, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Equity Securities sold to the
Trust were $             and $         , respectively.

(3) The portfolio may contain additional Equity Securities each of which
will not exceed approximately      % of the Aggregate Offering Price.
Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.


Page 53
                                                  Schedule of Investments

                            REGIONAL BANK & THRIFT GROWTH TRUST, SERIES 2
                                                                   FT 291
                                        At the Opening of Business on the
                               Initial Date of Deposit-____________, 1998


                                                                                    Approximate
                                                                                    Percentage        Market        Cost of
                                                                                    of Aggregate      Value         Equity
Number        Ticker Symbol and                                                     Offering          per           Securities
of Shares     Name of Issuer of Equity Securities (1)                               Price (3)         Share         to Trust (2)
_________     _______________________________________                               ____________      ______        ____________
              BANKS
              _____
              BKNG       Banknorth Group, Inc.                                         %              $             $
              CHZ        Chittenden Corporation                                        %
              CNB        Colonial BancGroup, Inc.                                      %
              CBSH       Commerce Bancshares, Inc.                                     %
              CFBX       Community First Bankshares, Inc.                              %
              CBSS       Compass Bancshares, Inc.                                      %
              CFR        Cullen/Frost Bankers, Inc.                                    %
              FAM        First American Corporation                                    %
              FBP        FirstBank Puerto Rico                                         %
              FSCO       First Security Corporation                                    %
              GBCB       GBC Bancorp                                                   %
              HUBC       HUBCO, Inc.                                                   %
              IRWN       Irwin Financial Corporation                                   %
              MTB        M&T Bank Corporation                                          %
              NFB        North Fork Bancorporation, Inc.                               %
              OFG        Oriental Financial Group, Inc.                                %
              PFGI       Provident Financial Group, inc.                               %
              SIVB       Silicon Valley Bancshares                                     %
              SBIB       Sterling Bancshares, Inc.                                     %
              TCB        TCF Financial Corporation                                     %
              TRBS       Texas Regional Bancshares, Inc. (Class A)                     %
              WBST       Webster Financial Corporation                                 %
              ZION       Zions Corporation                                             %

              THRIFTS
              _______
              COFI       Charter One Financial, Inc.                                   %
              CFB        Commercial Federal Corporation                                %
              FLGS       Flagstar Bancorp, Inc.                                        %
              GPT        GreenPoint Financial Corporation                              %
              MAFB       MAF Bancorp, Inc.                                             %
              PHBK       People's Heritage Financial Group, Inc.                       %
              SVRN       Sovereign Bancorp, Inc.                                       %
                                                                                  ______                          _________
                               Total Investments                                    100%                          $
                                                                                  ======                          =========

____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on ______, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Equity Securities sold to the
Trust were $            and $    , respectively.

(3) The portfolio may contain additional Equity Securities each of which
will not exceed approximately      % of the Aggregate Offering Price.
Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.


Page 54


                    This page is intentionally left blank.

Page 55

CONTENTS:

Summary of Essential Information:
    America's Leading Brands Growth Trust, Series 4       4
    Auto & Transportation Growth Trust Series             4
    Communications Growth Trust, Series 3                 4
    Internet Growth Trust, Series 5                       5
    Regional Bank & Thrift Growth Trust, Series 2         5
FT 291:
    What is the FT Series?                                8
    What are the Expenses and Charges?                   12
    What is the Federal Tax Status of Unit Holders?      13
    Are Investments in the Trusts Eligible for           16
Retirement Plans?
Portfolio:
    What are the Equity Securities?                      17
        Risk Factors                                     17
    What are the Equity Securities Selected for:
        America's Leading Brands Growth Trust, Series 4? 23
        Auto & Transportation Growth Trust Series?       25
        Communications Growth Trust, Series 3?           27
        Internet Growth Trust, Series 5?                 29
        Regional Bank & Thrift Growth Trust, Series 2?   31
    What are Some Additional Considerations for
      Investors?                                         33
Public Offering:
    How is the Public Offering Price Determined?         34
    How are Units Distributed?                           36
    What are the Sponsor's Profits?                      38
    Will There be a Secondary Market?                    38
Rights of Unit Holders:
    How is Evidence of Ownership Issued and Transferred? 39
    How are Income and Capital Distributed?              39
    What Reports will Unit Holders Receive?              40
    How May Units be Redeemed?                           41
    How May Units be Purchased by the Sponsor?           42
    How May Equity Securities be Removed from a Trust?   43
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  43
    Who is the Trustee?                                  44
    Limitations on Liabilities of Sponsor and Trustee    44
    Who is the Evaluator?                                44
Other Information:
    How May the Indenture be Amended or Terminated?      45
    Legal Opinions                                       46
    Experts                                              46
Report of Independent Auditors                           47
Statements of Net Assets:
    America's Leading Brands Growth Trust, Series 4      48
    Auto & Transportation Growth Trust Series            48
    Communications Growth Trust, Series 3                48
    Internet Growth Trust, Series 5                      49
    Regional Bank & Thrift Growth Trust, Series 2        49
Schedules of Investments:
    America's Leading Brands Growth Trust, Series 4      50
    Auto & Transportation Growth Trust Series            51
    Communications Growth Trust, Series 3                52
    Internet Growth Trust, Series 5                      53
    Regional Bank & Thrift Growth Trust, Series 2        54

                             _____________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                   FIRST TRUST (registered trademark)

             AMERICA'S LEADING BRANDS GROWTH TRUST SERIES 4
                AUTO & TRANSPORTATION GROWTH TRUST SERIES
                  COMMUNICATIONS GROWTH TRUST, SERIES 3
                     INTERNET GROWTH TRUST SERIES 5
              REGIONAL BANK & THRIFT GROWTH TRUST, SERIES 2

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                           ____________, 1998

                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE


Page 56



                           MEMORANDUM

                           Re:  FT 291

     As indicated in our cover letter transmitting the Registration Statement on Form S-6 and other related material under the Securities Act of 1933 to the Commission, the only difference of consequence (except as described below) between FT 259, which is the current fund, and FT 291, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 259 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the bonds deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Cross-Reference Sheet

          The Prospectus

          The signatures

          Exhibits

          Financial Data Schedule



                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 291 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on October 6, 1998.

                           FT 291
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                      Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

Robert D. Van Kampen   Director of
                       Nike Securities        October 6, 1998
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**
David J. Allen         Director of
                       Nike Securiites
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.

___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.



                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 24 and certain subsequent Series, effective January 23, 1992 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-45093] filed on behalf of The First Trust Special Situations Trust, Series 24).

1.1.1* Form   of  Trust  Agreement  for  Series  312  among  Nike
       Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors, L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).


___________________________________
* To be filed by amendment.

                               S-5